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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

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                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                     TEKELEC
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             (Exact name of registrant as specified in its charter)


              California                                              95-2746131
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(State or other jurisdiction of incorporation)           (I.R.S. Employer Identification No.)
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26580 West Agoura Road, Calabasas, California                         91302
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  (Address of principal executive offices)                          (Zip Code)



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

     Title of Each Class                      Name of each exchange on which
      to be Registered                        each class is to be registered
      ----------------                        ------------------------------

            None
         ----------                                     ----------



If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]


If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box. [ ]


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                          Common Stock Purchase Rights
                          ----------------------------
                                (Title of class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On August 25, 1997, the Board of Directors of Tekelec (the "Company") declared a dividend distribution of one common stock purchase right (a "Right") for each outstanding share of Common Stock, without par value (the "Common
Stock"), of the Company. The dividend distribution is payable on September 5, 1997 to the shareholders of record at the close of business on September 5, 1997
(the "Record Date") on that date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $180.00 per share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement ("the Rights Agreement") between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the
"Rights Agent").

         Until the earlier to occur of (i) the close of business on the tenth business day following the date of public announcement or the date on which the Company first has notice or determines that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company and certain "Excepted Persons") (an
"Acquiring Person") has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of voting stock of the Company without the prior express written consent of the Company executed on behalf of the Company by a duly authorized officer of the Company following express approval by action of at least a majority of the members of the Board of Directors then in office (the
"Stock Acquisition Date"), or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors but not later than the Stock Acquisition Date) following the commencement of a tender offer or exchange offer, without the prior written consent of the Company, by a person (other than the Company, any subsidiary of the Company or an employee benefit plan of the Company) which, upon consummation, would result in such party's control of 15% or more of the Company's voting stock (the earlier of the dates in clause (i) or (ii) above being called the "Distribution
Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates.

         Jean-Claude Asscher, Edouard Givel, Tekelec-Airtronic, S.A. and
Natinco, S.A., and their Affiliates and Associates are each an "Excepted Person" and are not, and will not be, considered an Acquiring Person unless such Excepted Person acquires additional shares of voting stock of the Company other than pursuant to a plan, arrangement, agreement or transaction approved by the Board of Directors (or a committee of the Board) and such Excepted Person would then beneficially own 30% or more of the then outstanding shares of voting stock of the Company.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common
Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer




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of the Rights associated with the Common Stock represented by such certificate.
As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire, if not previously exercised, on September 5, 2007 (the "Final
Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

         The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common
Stock, (ii) upon the issuance of Common Stock or rights to subscribe for shares of Common Stock or securities convertible into Common Stock at less than the then current market price of the Common Stock, or (iii) upon the distribution to holders of Common Stock of securities (other than those described in (ii) above), evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings).

         If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or any Excepted Person) acquires 15% or more of the Company's outstanding voting stock without the prior written consent of the Board of Directors, each Right, except those held by such acquiring persons or group, would entitle each holder of a Right to acquire such number of shares of the Company's Common Stock as shall equal the result obtained by multiplying the then current Purchase Price by the number of shares of Common Stock for which a Right is then exercisable and dividing that product by 50% of the then current per-share market price of Company Common Stock.

         If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or any Excepted Person) acquires more than 15% but less than 50% of the outstanding Company Common Stock without prior written consent of the Board of Directors, each Right, except those held by such persons, may be exchanged by the Board of Directors for one share of Company Common Stock.

         If the Company were acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where Company
Common Stock is exchanged or changed or 50% or more of the Company's assets or earnings power is sold in one or several transactions without the prior written consent of the Board of Directors, each Right would entitle the holders thereof
(except for the Acquiring Person) to receive such number of shares of the acquiring company's common stock as shall be equal to the result obtained by multiplying the then current Purchase Price by the number of shares of Company
Common Stock for which a Right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.


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         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the
Common Stock on the last trading day prior to the date of exercise.

         At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.
Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including, but not limited to, an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the voting power of all securities of the Company then known to the Company to be beneficially owned by any person or group of affiliated or associated persons
(other than an excepted person); and (ii) 10%; except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A thereto the form of Right Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the form of Rights
Agreement (and the exhibits thereto) attached hereto.


ITEM 2.  EXHIBITS.

         Exhibit No.      Description of Exhibit

               1          Rights Agreement, dated as of August 25, 1997 between
                          Tekelec and U.S. Stock Transfer Corporation, as Rights
                          Agent, which includes the form of Right Certificate as Exhibit A and the Summary of Common Stock Purchase
                          Rights as Exhibit B. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group
                          (except for certain exempted persons or groups) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person






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                          commences, or announces its intention to commence, a
                          tender offer or exchange offer the consummation of
                          which would result in the beneficial ownership by a
                          person or group of 15% or more of the outstanding
                          shares of Common Stock.

               2          Letter to be sent to the Shareholders of Tekelec.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                                 TEKELEC


Date:  August 25, 1997                           By:    Allan J. Toomer
                                                    ---------------------------
                                                        ALLAN J. TOOMER
                                                        President
















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                                  EXHIBIT INDEX


         Exhibit No.      Description of Exhibit

               1          Rights Agreement, dated as of August 25, 1997 between
                          Tekelec and U.S. Stock Transfer Corporation, as Rights
                          Agent, which includes the form of Right Certificate as Exhibit A and the Summary of Common Stock Purchase
                          Rights as Exhibit B. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group
                          (except for certain exempted persons or groups) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock.

               2          Letter to be sent to the Shareholders of Tekelec.
















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